

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2019

Thomas H. Adams
Chief Executive Officer
Trovagene, Inc.
11055 Flintkote Avenue
San Diego, CA 92121

> **Re: Trovagene, Inc.**
> **Post-Effective Amendment to Form S-1**
> **Filed April 25, 2019**
> **File No. 333-224808**

Dear Mr. Adams:

We have reviewed your post-effective amendment and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post -Effective Amendment No. 1 to Form S-1

General

1.   We note that this post-effective amendment seeks to update the prospectuses included in the Form S-1 (333-224808) initially filed on May 10, 2018, and the Form S-1 (333-225510) filed June 8, 2018 in which you registered a primary offering of Class A units, Class B units, and Common Stock issuable upon the exercise of warrants. Since the initial filings did not register a resale offering, it is inappropriate to add a resale offering by means of a post-effective amendment. Please amend your filing to remove the resale offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jeffrey Fessler, Esq.